AA 2-1-2005

05035448

SEC ... ISSION

1/31/05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-01-2003 (MM/DD/YY) AND ENDING 11-30-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CITIBANK DRIVE
(No. and Street)

SAN JUAN (City) P.R. (State) 00926-9631 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JAN 28 2005 WASH. DC 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARLOS BARQUET, PRESIDENT (787)756-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

AMERICAN INTERNATIONAL PLAZA, 250 MUÑOZ RIVERA AVE. 11TH FLOOR, HATO REY, PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 03 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Auditors' Report

The Board of Directors
Citicorp Financial Services Corporation:

We have audited the accompanying statements of financial condition of Citicorp Financial Services Corporation (the Corporation) (a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, formerly a wholly owned subsidiary of Citibank Overseas Investment Corporation) as of November 30, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Corporation is an operating unit of Citigroup, Inc. and, consequently, in the normal course of business will make transactions and maintain balances with its parent company, affiliated companies, and other units of Citigroup, Inc. Significant transactions with related parties have been disclosed in note 3 to the accompanying financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citicorp Financial Services Corporation as of November 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 24, 2005

Stamp No. 1988587 of the Puerto Rico Society of Certified Public Accountants was affixed to the record copy of this report.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Financial Condition

November 30, 2004 and 2003

Assets		**2004**	**2003**
Cash (note 3)	$	6,344,379	5,697,386
Deposits at interest (note 3)		140,000,000	86,241,000
Marketable securities owned (note 4)		9,036,271	18,034,425
Commissions earned not collected (note 3)		5,914,670	4,760,668
Other assets		317,702	227,892
	$	161,613,022	114,961,371
Liabilities and Stockholder's Equity			
Liabilities:			
Due to affiliates (note 3)	$	2,485,567	2,433,488
Accrued expenses and other liabilities		208,515	206,266
Total liabilities		2,694,082	2,639,754
Stockholder's equity (note 6):			
Common stock of $100 par value. Authorized 10,000 shares; issued and outstanding 10 shares		1,000	1,000
Contributed capital		5,000,000	5,000,000
Retained earnings		153,917,940	107,320,617
Total stockholder's equity		158,918,940	112,321,617
	$	161,613,022	114,961,371

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Operations

Years ended November 30, 2004 and 2003

		2004	2003
Revenue:			
Commissions (note 3)	$	73,039,479	65,409,169
Net unrealized investment loss		(714)	(3,819)
Interest income		1,584,661	883,708
Total revenue		74,623,426	66,289,058
Expenses:			
Management and processing fees charged by affiliates (note 3)		19,459,925	19,141,605
Execution and clearing fees		3,418,850	3,265,217
Other operating expenses (note 3)		5,131,175	2,671,758
Total expenses		28,009,950	25,078,580
Income before income tax expense		46,613,476	41,210,478
Income tax expense (note 5)		16,153	358,373
Net income	$	46,597,323	40,852,105

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Changes in Stockholder's Equity

Years ended November 30, 2004 and 2003

		Common stock	Contributed capital	Retained earnings	Total stockholder's equity
Balances, November 30, 2002	$	1,000	5,000,000	66,468,512	71,469,512
Net income for the year		—	—	40,852,105	40,852,105
Balances, November 30, 2003		1,000	5,000,000	107,320,617	112,321,617
Net income for the year		—	—	46,597,323	46,597,323
Balances, November 30, 2004	$	1,000	5,000,000	153,917,940	158,918,940

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Cash Flows

Years ended November 30, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income	$	46,597,323	40,852,105
Adjustment to reconcile net income to net cash provided by operating activities:			
(Increase) decrease in assets:			
Marketable securities owned		8,998,154	46,822,184
Commissions earned not collected		(1,154,002)	(475,622)
Other assets		(89,810)	144,741
Increase (decrease) in liabilities:			
Due to affiliates		52,079	1,223,776
Accrued expenses and other liabilities		2,249	69,406
Income taxes payable		—	(2,314,107)
Net cash provided by operating activities		54,405,993	86,322,483
Net cash used in investing activities – net increase in deposits at interest with related party		(53,759,000)	(85,641,000)
Net increase in cash		646,993	681,483
Cash, beginning of year		5,697,386	5,015,903
Cash, end of year	$	6,344,379	5,697,386
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income tax	$	16,153	2,672,480

See accompanying notes to financial statements.

(1) Nature of Operations and Significant Accounting Policies

Nature of Operations

Citicorp Financial Services Corporation (the Corporation), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, formerly a wholly owned subsidiary of Citibank Overseas Investment Corporation (COIC), was incorporated in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Corporation obtained a license to operate as a broker-dealer duly registered with the office of the Commissioner of Financial Institutions of Puerto Rico. In July 1990, the Corporation received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Corporation introduced retail brokerage services in various Latin American countries. During 2003, the Corporation ceased its institutional brokerage operations to customers in Puerto Rico.

On February 4, 1999, the Corporation obtained from the Commissioner of Financial Institutions of Puerto Rico a license to operate an International Banking Entity, Citicorp Financial Services Corporation International Division (the International Division). The International Division is managed as a unit of the Corporation and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989 (note 2).

The Corporation's operations during the years ended November 30, 2004 and 2003 consisted mainly of securities brokerage transactions through its International Division and the sale of annuities to customers outside Puerto Rico, as authorized by the Commissioner of Insurance of Puerto Rico.

During 2003, COIC completed a restructuring of ownership structure of its foreign subsidiaries, including the Corporation. As part of the restructuring, all outstanding shares of the Corporation were transferred through a series of steps as a capital contribution to Citigroup Participation Luxembourg Limited (CPLL), an indirect United Kingdom subsidiary of COIC, therefore becoming a wholly owned subsidiary of CPLL.

Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Corporation are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the Securities and Exchange Commission, and the National Association of Securities Dealers, and include the accounts of all divisions of the Corporation including its International Division.

Management of the Corporation has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

(b) ***Marketable Securities Owned***

Marketable securities owned are valued at fair market value with the related unrealized gain or loss recognized in the statements of operations as net unrealized investment gain (loss). Securities transactions are recorded on a trade-date basis.

(c) ***Customer Securities***

Customer securities transactions and related commission income and expenses are recorded on a trade-date basis.

(d) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) ***Estimated Fair Value of Financial Instruments***

All financial assets and liabilities are short term in nature and consequently, carrying value approximates fair value.

(f) ***Concentrations of Credit Risk***

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

(g) ***Reclassifications***

Certain amounts in the 2003 financial statements have been reclassified to conform with the 2004 presentation.

(Continued)

(2) International Division

The Corporation operates an International Division, which is exempt from Puerto Rico income tax, as well as property and volume of business taxes. The International Division is managed as a unit of the Corporation. As described in note 1, the accounts of the International Division are combined with other divisions of the Corporation in the accompanying financial statements. Selected financial information of the International Division follows:

		2004	2003
Cash	$	6,344,379	5,697,386
Deposit at interest		140,000,000	86,241,000
Marketable securities owned		9,036,271	18,034,425
Total assets		161,613,022	114,961,371
Total liabilities		2,694,082	2,639,755
Commission revenue		73,039,479	64,293,070
Management and processing fees expenses		19,459,925	19,120,029
Net earnings		46,613,476	40,124,243

(3) Related Parties

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branches (the Branches).

The Corporation maintains a deposit at interest with a Citibank affiliate amounting to $139,400,000 and $85,641,000 as of November 30, 2004 and 2003, respectively. Interest income on this deposit amounted to $1,394,037 and $362,719 in 2004 and 2003, respectively.

Commissions earned not collected and commissions revenue as of and for the years ended November 30, 2004 and 2003, include $670,388, $1,900,192, $648,478, and $1,764,617, respectively, from SBGH-Citigroup Asset Management, a related party.

Since 1997, the Corporation introduced retail brokerage services in various countries in Latin America. As a result, the Corporation has entered into service agreements with the branches of Citibank, N.A and other affiliates in these countries, whereby these related entities perform certain services and incur certain expenses on behalf of the Corporation. These related entities in Latin America charged the Corporation estimated costs and related management fees amounting to approximately $7,509,000 and $6,913,000 for the years ended November 30, 2004 and 2003, respectively (including management fees which amounted to approximately $682,000 in 2004 and $628,000 in 2003).

The Corporation maintains a service contract with Citibank, N.A. in Puerto Rico, whereby the Branches perform certain services and incur certain expenses on behalf of the Corporation. The Branches charged the Corporation estimated costs and related management fees amounting to approximately $11,829,000 and $12,009,000 for the years ended November 30, 2004 and 2003, respectively (including management fees which amounted to approximately $1,075,000 in 2004 and $1,092,000 for 2003).

(Continued)

The Company contracted an affiliated entity to perform the due diligence function related to the review of mutual funds and their advertising and sales literature to assure compliance with applicable rules and regulations. Total fees charged for these services amounted to $122,000 and $220,000 in 2004 and 2003, respectively.

Head office charges from Citigroup, Inc. for administrative support services amounted to $3,184,000 and $717,000 in 2004 and 2003, respectively, included within other operating expenses in the statements of operations.

(4) Marketable Securities Owned

Marketable securities owned carried at quoted market values consist of obligations of U.S. government amounting to $9,036,271 and $18,034,425 at November 30, 2004 and 2003, respectively.

(5) Income Tax

The Corporation is subject to Puerto Rico income tax imposed on its taxable income. The following represents a reconciliation between "expected" (39%) and actual income tax expense:

		2004	2003
Computed "expected" income tax expense on income from continuing operations	$	18,179,256	16,072,087
Increase (reduction) in income taxes resulting from:			
International Division, net (notes 1 and 2)		(18,179,256)	(15,661,036)
Exempt interest income		—	(8,800)
Operating expenses allocated to exempt income		—	371
Other, net		16,153	(44,249)
Income tax expense	$	16,153	358,373

(6) Net Capital and Reserve Requirements

The Corporation is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 1,000%. At November 30, 2004, the Corporation had net capital of $12,070,848, which was $11,820,848 in excess of its required net capital of $250,000. The Corporation's net capital ratio at November 30, 2004 was 22.32%.

Broker dealers under Rule 15c3-3 of the Securities Exchange Act of 1934, are required to maintain a minimum reserve of the excess of total customer credit balances over total customer debit balances, as defined. The Corporation is exempt from this Rule, since it clears all customers' transactions through another broker-dealer on a fully disclosed basis.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Supplemental Report on Internal Controls

The Board of Directors
Citicorp Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Citicorp Financial Services Corporation (the Corporation) for the year ended November 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons;
- Recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at November 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 24, 2005

Stamp No.1988588 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

Schedule I

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

November 30, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Citicorp Financial Services Corporation as of November 30, 2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - Item 1800)						$ 158,918,940	3450
2.	Deduct: Ownership equity not allowable for net capital							3490
3.	Total ownership equity qualified for net capital						158,918,940	3500
4.	Add:							
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital							3520
	B. Other (deductions) or allowable credits (List)							3525
5.	Total capital and subordinated liabilities						$ 158,918,940	3530
6.	Deductions and/or charges:							
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)				$ 3,252,536	3540		
	1. Additional charges for customers' and noncustomers' securities accounts					3550		
	2. Additional charges for customers' and noncustomers' commodities accounts					3560		
	B. Aged fail-to-deliver					3570		
	1. Number of items			3450				
	C. Aged short security differences-less reserve of	$		3460		3580		
	number of items			3470				
	D. Secured demand note deficiency					3590		
	E. Commodity futures contracts and spot commodities proprietary charges					3600		
	F. Other deductions and/or charges				4,195,556	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7), and (c)(2)(x)					3615		
	H. Total deductions and/or charges						(7,448,092)	3620
7.	Other additions and/or allowable credits (List)							3630
8.	Net capital before haircuts on securities positions						$ 151,470,848	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):							
	A. Contractual securities commitments					3660		
	B. Subordinated securities borrowings					3670		
	C. Trading and investment securities:							
	1. Bankers' acceptances, certificates of deposit, and commercial paper				139,400,000	3680		
	2. U.S. and Canadian government obligations					3690		
	3. State and municipal government obligations					3700		
	4. Corporate obligations					3710		
	5. Stocks and warrants					3720		
	6. Options					3730		
	7. Arbitrage					3732		
	8. Other securities					3734		
	D. Undue concentration					3650		
	E. Other (List)					3736	(139,400,000)	3740
10.	Net capital						$ 12,070,848	3750

The above computation of net capital does not differ materially from the computation of net capital as of November 30, 2004 as filed on Form X-17A-5 Part II by Citicorp Financial Services Corporation.

(Continued)

Schedule I

CITICORP FINANCIAL SERVICES CORPORATION

(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

November 30, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Citicorp Financial Services Corporation as of November 30, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$	179,605	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$	250,000	3760
14.	Excess net capital (line 10 less 13)			$		3770
15.	Excess capital at 1,000% (line 10 less 10% of line 19)			$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$		3790
17.	Add:					
	A. Drafts for immediate credit	$	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
	C. Other unrecorded amounts (List)	$	3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$		3838
19.	Total aggregate indebtedness			$	2,694,082	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)			%	22.32%	3850
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)			%	22.32%	3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Percentage of net capital to Aggregate Debits (line 10 ÷ by line 17, page 8)	%	N/A	3851
27.	Percentage of net capital after anticipated withdrawals to aggregate debits (line 10 less Item 4880, page 11 ÷ by line 17, page 8)	%	N/A	3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $100,000	$	N/A	3920

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	N/A	3860
30.	Options deductions/Net Capital ratio (1,000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7), and (c)(2)(x) ÷ Net capital	%	N/A	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of November 30, 2004 as filed on Form X-17A-5 Part II by Citicorp Financial Services Corporation.